UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of announcement on unusual movements in the trading of the A shares of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on September 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: September 7, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON UNUSUAL MOVEMENTS IN THE TRADING OF

THE A SHARES

This overseas regulatory announcement is made by Huaneng Power International Inc. (hereinafter the “Company”) pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Important Content:

•	The deviation value of the increase in the closing prices of the A Shares of the Company accumulated more than 20% in three consecutive trading days on 1st, 2nd and 3rd September 2021, which reached the relevant required standards of the “Trading Rules of the Shanghai Stock Exchange” and constituted unusual movements in the trading of shares.

•	As self-verified by the Company and confirmed by the controlling shareholder of the controlling shareholder of the Company, there is no disclosable material information related to the unusual price fluctuation of the shares of the Company which remains undisclosed, including but not limited to any matters that would significantly impact the share price of the Company, such as acquisition and reorganization of the Company, issue of shares, debt restructuring, business restructuring, assets divestment and injection, repurchase of shares, equity incentive, etc..

I.	DETAILS OF UNUSUAL MOVEMENT IN THE TRADING OF THE A SHARES

The deviation value of the increase in the closing prices of the A Shares of the Company accumulated more than 20% in three consecutive trading days on 1st, 2nd and 3rd September 2021, which reached the relevant required standards of the “Trading Rules of the Shanghai Stock Exchange” and constituted unusual movements in the trading of shares.

II.	RELEVANT SITUATIONS CONCERNED AND VERIFIED BY THE COMPANY

1.	As self-verified by the Company, the business operation of the Company is normal; there are no significant matters that would affect unusual fluctuation of the share price of the Company; and there is no non-disclosure of significant information which should be disclosed.

2.	As self-verified by the Company and confirmed by China Huaneng Group Co., Ltd., the controlling shareholder of the controlling shareholder of the Company, in its written response to the enquiry by the Company, as at the date of this announcement, there is no disclosable material information related to the unusual price fluctuation of the shares of the Company which remains undisclosed, including but not limited to any matters that would significantly impact the share price of the Company, such as acquisition and reorganization of the Company, issue of shares, debt restructuring, business restructuring, assets divestment and injection, repurchase of shares, equity incentive, etc..

3.	As self-verified by the Company, the Company is not aware of any media coverage or market rumours which may possibly have a material impact on the trading prices of the Company’s shares.

4.	As verified by the Company, the directors, supervisors, senior management, the controlling shareholder of the Company and the controlling shareholder of the controlling shareholder of the Company did not sell or purchase the shares of the Company during the period of such unusual movements in the trading of the shares of the Company.

III.	STATEMENT OF THE BOARD OF DIRECTORS

The board of directors of the Company confirms that the Company does not have any disclosable matters which remain undisclosed pursuant to related regulations of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange or any planning, negotiation, intention and agreement, etc., relating to such matters, nor is the board of directors aware of any disclosable information which remains undisclosed pursuant to related regulations of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange and may have a relatively material impact on the trading prices of the A shares of the Company and their derivatives. There is no clarification nor supplement to any information disclosed by the Company previously.

IV.	RELEVANT RISK WARNING

The deviation value of the increase in the closing prices of the A Shares of the Company accumulating more than 20% in three consecutive trading days constituted unusual movements in the trading of shares. The Company hereby seriously reminds the investors that only the information published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Hong Kong Stock Exchange (www.hkexnews.hk) and other media as designated by the Company shall prevail. Investors are advised to beware of investment risks and make reasonable investment decision accordingly.

By Order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)

Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)

Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)

Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)

Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)

Teng Yu (Non-executive Director)

Mi Dabin (Non-executive Director)

Cheng Heng (Non-executive Director)

Li Haifeng (Non-executive Director)

Lin Chong (Non-executive Director)

Beijing, the PRC 4

September 2021